FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

Date of Report: October 5, 2007

Genesis Lease Limited

(Exact Name of registrant as specified in its charter)

4230 Atlantic Avenue

Westpark, Shannon

Co. Clare, Ireland

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

On September 26, 2007, Genesis Acquisition Limited, a subsidiary of Genesis Lease Limited (the “Company”), signed an asset purchase agreement to acquire a portfolio of eight modern, narrow-body commercial aircraft from affiliates of GE Commercial Aviation Services Limited (“GECAS”), all of which are currently leased to airlines in Germany, the United States and the United Kingdom.

The portfolio consists of the following aircraft:

Lessee	Aircraft Type	Country
Air Berlin	B737-700	Germany
Air Berlin	B737-700	Germany
Aloha Airlines	B737-700	United States
Germanwings	A319-100	Germany
Germanwings	A319-100	Germany
LTU	A320-200	Germany
MyTravel	A320-200	United Kingdom
United Airlines	A320-200	United States

All of these aircraft, except the aircraft leased to Aloha Airlines, were delivered to the Company on or before September 30, 2007. Delivery of the aircraft leased to Aloha Airlines has been delayed. This aircraft will be delivered as soon as practicable.

The following document, which is attached as exhibit hereto, is incorporated by reference herein:

Exhibit	Title
10.1

Asset Purchase Agreement, dated September 26, 2007, between General Electric Capital Corporation, the other sellers party thereto, and Genesis Acquisition Limited. Schedules and exhibits are omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)
Date: October 5, 2007	By:	/s/ John McMahon
John McMahon Chairman, President and Chief Executive Officer